Filed by Fusion Acquisition Corp.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Fusion Acquisition Corp.

Commission File No. 001-39346

Date: September 14, 2021

MoneyLion Virtual Investor Day

Start Time: Sep 13, 2021 09:39 AM

Meeting Recording:

https://gatewayir.zoom.us/rec/share/AAnUoaXiPXI7R7CoGHy7BaaQatVXjDA3U8l38unUmIp77FUiti-

EKTvnoZ196Ek_.LSyCyVI1v1gn-Za_

Cody Slach: Hello, everyone. Welcome to MoneyLion’s Investor event. My name is Cody Slach of Gateway Group. We’re excited to have you here today. In a moment, the MoneyLion team will walk you through an updated investor presentation about their business, and we’ll have some time for a brief Q&A session afterwards. Before I turn the call over to MoneyLion co-founder and CEO, Dee Choubey, I would like to take this opportunity to remind you that our presentation will include forward-looking statements.

Factors that could cause these results to differ materially are available in our S4 registration statement filed with the SEC, which can be found on the SEC’s filing website, sec.gov/edgar. As a reminder, we are not required to update our forward-looking statements. With that, I will hand it over to Dee. Dee?

Dee Choubey: Thank you very much, Cody. If we can go to the next slide. Welcome everybody again to MoneyLion’s Investor Day. It is a super exciting day for us to be presenting to you. My name is Dee Choubey, founder and CEO, and by way of background, I started my career at the big banks, worked the golden Barclays in the city and saw a lot of the inefficiencies of American Financial Services System from the inside, and realized that there was an incredible opportunity to build a customer-centric financial destination. I’m proud to say that over the last eight years, we’ve executed very successfully on that path towards innovation.

We’ll tell you more about that in this presentation. Presenting with me today are my amazing colleagues, Rick Correia, our CFO. Prior to MoneyLion, he was the Chief Operating Officer at Surveyor Capital. He was running a $65-billion asset portfolio there for Surveyor and Citadel, and really brings to MoneyLion an incredible understanding of financial operations, treasury management, capital management, capital markets, and we’ve built the digital bank around that unique understanding of where the inefficiencies in the existing American Financial Services ecosystem lie.

You’ll hear us say over and over again that we’re rewiring the American banking system. We’re doing it with acute understanding of all of that from the inside. You’ll also hear from Tim Hong, our Chief Product Officer. Tim has been a Silicon Valley veteran for 20 years. He comes from the MIT and Stanford fame, and really runs a global team of creators and builders and innovators here at MoneyLion. You’ll see that that thread permeates everything we do from a fabric of innovation perspective.

You’ll also hear from Sam Roady, who’s our Chief Operating Officer. Prior to joining MoneyLion, she was actually on our board, and we convinced her to join us and come in as an operator. She, in her prior life, was a President and Chief Marketing Officer at a regulated FinTech that was also publicly traded, GAIN Capital. It’s really our pleasure to give you some of these exciting updates on what we’ve been up to here at MoneyLion. We’ll walk you through our vision of creating a daily destination. We’ll give you some key updates on our products. We’ll give you some guidance on what to expect by way of financials, and we’ll be sharing, as well, some really exciting new product announcements today with you too.

As you all know, we’ve announced that we’re taking MoneyLion public, we’re merging with Fusion Acquisition Corp, a SPAC. It trades under the ticker F-U-S-E FUSE on NYSE, and we’re marching towards [unintelligible 00:03:27] or closing the merger announcement with Fusion over the next 10 days or so. As part of that transaction, we’ve put together a great list of investors in our pipe led by BlackRock, Apollo, leading technology investors like Soroban and [inaudible 00:03:42] and many others, and we’re excited to welcome them into the MoneyLion family as well.

Before we start, I wanted to take this opportunity to really take you through one key update. We’d like to introduce to you our newest partner, and we’re super excited about this because this has come together over the last 72 to 100 hours or so. I want to really introduce you to NBA hall of famer Kevin Garnett, and how he’s embraced the MoneyLion mission, and really, he’s resonated with us in a way that it’s never happened before. With that, I wanted to pause before we go into the presentation just for you all to hear a few words from Kevin Garnett.

Kevin Garnett: I’m really honored to be here with my new partner, MoneyLion. I come from really humble beginnings. The reason why I’m so passionate about money and the financial education is because, I was 18/19 when I came into the league. There were no programs. There were no systems to be set up that you can actually implement yourself in or programs like MoneyLion has that help you micromanage your money or even give you any vision on how to even start.

I’ve played 21 seasons in the NBA. Made a bunch of money, over 300 million. I want to take all that I learned on the court and in life and help the communities I care most about. The hardworking Americans, those underserved neighborhoods who are hustling just to make something better for themselves and for their families. I’m proud to announce today that I will be joining the MoneyLion team as a partner, as an investor and as a motivator for all those lions working on their dreams.

We’re going to be a daily destination for everyone to make better financial decisions, that’s facts. We’re going to teach them the culture of money. We’re in 2021. It’s time for things to change and the change is coming, and it’s spelled, MoneyLion. Here We Roar.

Dee: Wow. We absolutely love KG’s passion. Imagine him motivating millions of Americans daily in the MoneyLion community. We’re super excited to welcome him to our family. If you go to the next page, everything at MoneyLion starts with our mission. We’re creating financial access by rewiring the American financial services system. Our vision is to really create a daily destination and act as a force of good. We’re using cutting-edge technology. We’ll tell you more about that. It’s really one piece of technology that’s been built on a blank canvas. We’re melding artificial intelligence, machine learning to give superpowers back to hardworking Americans like they’ve never had before.

Over time, you heard from KG, we’ll be owning the culture of money as MoneyLion becomes an iconic daily destination. Our story is one of innovation and growth, with innovative financial products throughout our eight-year history. We started off with a credit product. We added Robo-advisory in 2017. We had a digital banking in 2018. In 2019, we added more rewards to the platform. What you’ll see us continuing to do is innovate for where finance will be in the next one year, next three years or next five years. This innovation has been guided by our product philosophy.

We want to serve our customers through times of excess, when they make slightly more than they earn, as well as in times of need, when they need to smooth earnings. The outcome of all of this, the strategy, the daily destination, the vision of the mission, our incredible outperformance on financial and operational KPIs. The story here is really, we’ve seen over 100% year over year growth in adjusted revenue. We’ve seen over 100% year over year growth in customers. Based on what we’re seeing, we’ll continue this pace of growth throughout 2022 and 2023. This is just the beginning.

What you’ll see on this page are outcomes of incredibly hard work, dedication to our mission and a steadfast belief that we can really change the financial outcomes of hardworking Americans. This is a public-market ready team. We’ve assembled the best management team in American FinTech. We have over 200 engineers and data scientists in our team that work really hard towards taking a data-driven approach to building technology, and we’ve built synergies across finance, tech and operations. We go to the next page. In addition to our great management team, we further fortified our leadership with an amazing board. They’re all aligned to creating our vision of the daily destination.

If you look to the left side of the page, Annette Nazareth was SEC chairperson. Basler Dwight Bush was the American ambassador to Morocco. They gave us an incredible lens into compliance and regulatory policy changes. As we build innovative financial products, having a great relationship with the regulators is a key objective of ours, and having folks with this type of experience as well as a vantage point inside of the policy making circles gives MoneyLion a leg up. If you look at the community data and content perspective, we’ve added Lisa Gersh, who’s no stranger from the public markets. She started Goop. She was the CEO of Martha Stewart Living Omnimedia, and she’s done incredible work in the public market on the boards of Pershing Square Tontine as well as Hasbro.

The governance that she brings as well as the ability for MoneyLion to build that community that you heard from KG will continue from her experience into what we’re seeing from Matt and Michael. Michael Paull runs Disney+, ESPN+ and Hulu, the ideas of bundling and creating the levers of media and content to meld the financial life of a consumer to their real lives is a really important strategy that we’re adopting here as well. If you look at our team and our board, we’re well-positioned to drive our objectives. We go to the next slide. This is really a key point that we have to make here is, we’re ahead of plan on user growth.

This is showing us evidence of product market fit. Our model is working. It’s outperforming. There’s lots of challengers in the market that are using marketing techniques and spending a lot of marketing to grow customers. The biggest differentiator of MoneyLion is that 60% of our new customers that come into our ecosystem are from organic sources.

What that tells me is that there’s product market fit and there’s a value proposition. We are a must-have tool for the working middle class. Our customers can’t live without us. What we’re seeing that resonate into is a bit on where we said where we would be at the end of the year.

We said earlier to expect us to have 2.56 million customers with Financial Accounts at the end of 2021, we’re ahead of that. We’re actually on target to be well over three million by the end of the year. That’s driving our confidence in really how we think about our financial projections and our guidance going forward.

Rick Correia: From the back of a strong 2020 exit, we had planned 144 million revenue target for 2021. This was with an assumption that SPAC capital would be available in the first half of ’21. As you’re all acutely aware, there was a sector-wide delay in the [unintelligible 00:11:05] process. However, given our platform approach as well as our product market fit and our efficient acquisition funnel, not only did we exceed our targets, but we raised our ’21 guidance last week from 144 million to 155 million, and notably, that this does not assume any contribution from our newly released crypto and buy now pay later products which represents even further upside. With that, I’ll hand it over to Sam Roady, our Chief Operating Officer.

Samantha Roady: Thanks, Rick. The growth in our key metrics over the last two quarters highlights how our differentiated strategy and strong execution are driving record results. In the first six months of 2021, our user growth has accelerated with total customers increasing almost 60% to 2.3 million at the end of Q2. Importantly, we have increased our marketing spend over this period, but have been able to maintain a less than four-month payback period against our customer acquisition costs.

These results give us confidence in our ability to efficiently scale our marketing further as we move into 2022 and beyond. In addition to our growth in total customers, we’ve seen similarly strong growth rates in our other key operating metrics, including total payment volume and total originations. This demonstrates that our platform approach continues to work well. We’re seeing customers increasingly use multiple MoneyLion products, which we expect will drive a 60% adjusted gross profit margin in 2021. Looking ahead, given that platform approach and the planned introduction of new products and services, we expect to drive contribution margin even higher, reaching 78% by 2023.

Rick: The benefit of our platform approach and our proven industry-leading unit economics is that, as we outperform on user growth, that contributes to us confidently raising our ’22 and ’23 outlook. We also have that exponential benefit of cross-selling our broad product suite. As a result, not only did we increase our ’21 projections, but we’ve increased and raised guidance for ’22 and ’23. We increased ’22 from 258 million to 285 million. We increased 2023 revenue from 424 million to 525 million, representing a two-year CAGR of 84%. Notably, we expect additional upside contribution from those recently-launched products, even though we’ve not layered them in until 2023.

For ’21 and ’22, while we’re scaling those products, we are assuming some additional upside that is currently not forecasted into the numbers. We also have two key areas of strategic M&A focus. One is on the media side. We are engrossing our customer in relevant, personalized content, we’re going to focus on that space from an M&A perspective. Additionally, from an affiliate connectivity perspective, we’re also going to be focusing on increasing our focus in that area from an M&A perspective, and none of the financial upside from these strategic M&A focus areas are included in our forecast, again, representing further upside.

Dee: Great. Thanks, Rick. As you can see, the confidence that we have in the financial projections are driven by the fact that we’ve got an incredible product. MoneyLion is a story of innovation, it’s a story of growth, and we have a track record of performance. We started in 2013 with this idea that we can build a cheaper, faster, more convenient lending product. We were using a myriad of data sources to really create avatars of consumers. When will they have money and when will they run out to money? Over time, what we realized was, we developed an intimate understanding of our consumer.

We knew when they were getting paid, we knew how quickly their paycheck would decay. We knew exactly what they were spending it on. Were they spending it on fuel? Were they spending it on discretionary products, groceries? Were they consuming leisure or travel? We knew exactly how much fees they were paying to the incumbent financial institutions. When were they over-drafting, when were they NSF-ing, when were they paying ATM fees? Based on that intimate understanding of a consumer, we have built our platform. We have 14 and a half million bank accounts that are connected to MoneyLion.

We’ve given advice on 590-plus billion dollars of transaction volume. That data has allowed us to build one piece of technology. You see a platform approach here in the model. On the page here rather, you see a bank account, you see credit products like cash advances, buy now pay later, Credit Builder Plus. You see investment products like crypto in a fully managed investment product. But behind the scenes, we’ve been actually able to build one piece of technology that’s centered around the consumer, and it gives us a lot of operating leverage.

It allows us to build new orthogonal, adjacent products in a fast manner. It allows us to create self-service opportunities for our consumers. If you think about MoneyLion and how our consumers are interacting with it, they interact with it no differently from popular consumer apps in the delivery and ride-sharing space. The operations around changing my dates on a loan payment or changing my details for my bank account are the same way that you would think about interacting with consumer apps. That allows us to really change the paradigm on customer satisfaction, on NPS scores with the platform approach.

The journey of our customers is something that’s really interesting. If we go to the next slide, you’ll see that the MoneyLion user journey starts off with our RoarMoney digital bank account. RoarMoney is one of the most feature-rich bank accounts in all of the United States, if not the world. People start off by downloading our app, very quickly, in five minutes, they can onboard into a bank account. We allow them to, in one click, get a virtual card. That’s pushed provisioned into Apple Pay or Google Pay, and it’s ready to use. The financial wallet gives incredible e-commerce superpowers to our consumers.

We’ll talk more about buy now pay later and other types of payment methodologies. In addition to all of that, everything you would expect from a modern digital bank, like two-day early paycheck, e-commerce capabilities, rewards, a myriad amount of ways to earn money back really allow us to position this as a powerful first introduction to MoneyLion. If you go to the next page, we then nurture our users into different products, different payment solutions for different parts of their financial lives. As you can see, over the last couple of years, the American economy is shifting more and more towards gig.

We’re seeing more and more people have variable income, and the Instacash product is incredibly popular for a segment of our population that’s looking to smooth their earnings. We see millions of transactions on a monthly basis, and we’re able to provide an incredible value proposition to our customers with a 0% advanced product where at their point of need, they can pull forward from future income periods. If you go to the next page, for another segment of our population, the Credit Builder Plus product is a powerful tool to help manage and increase credit scores.

If you remember the three-digit credit score, no one is really looking at it to see a pretty three-digit number, but instead, it’s the risk premium for accessing American financial services. It determines the type of house you can live in. It determines the type of car you can drive, and for a segment of our population, the ability to take the best of MoneyLion in a bundled approach drives significant outcomes. We’re seeing a 42-point increase in the first 60 days of using the product for a majority of our customers.

If you go to the next page, we also engage our consumers with our fully managed investment product. Again, the platform approach, all of this together makes the MoneyLion value proposition incredibly strong. For 90% of our members, we are their first investment account, but rest assured, this is a very powerful investment management solution. We partner with Global X and Wilshire to create very bespoke portfolios, both for satellite and core, and we use it really as a chassis to start engaging our consumers on their intent. What are their goals?

When do they want to retire? When do they want to send a kid to college? When do they want to potentially buy a car or move from being a renter to a homeowner? The wealth account, the investment account allows us to really understand even more deeply in addition to banking and credit, the future goals and aspirations of our consumers. If you go to the next page, we give fully managed investment solutions to our consumers, but what we’ve realized over time is that our customers are clamoring for exposure to cryptocurrencies.

We’ve seen this over time in terms of overlapping use cases of products outside of MoneyLion, and as we studied our customers, remember, we’re a data company. 14 and a half million bank accounts are linked to our ecosystem. We know exactly the preferences of our consumers, and we’ve seen a resounding desire for our customers to slowly gain exposure to cryptocurrencies over time. We built that this year, we announced earlier this year that we’re bringing cryptocurrency to market, and we’re happy to say that we’ve gone through a very successful beta and we’ll be launching it to everybody by the end of this month. We’ve announced that this morning, in fact.

For us, cryptocurrency is another way to engage our consumers, and you’ll see that rounding up into Bitcoin is going to be a very popular product extension and product feature adoption for our customers. We go to the next page. We launched Safety Net in Q2. Safety Net brings together the best of MoneyLion, the three powerful products that really work together here to drive an incredibly powerful go-to market. Safety Net combines banking, Instacash and our investment products to have a conversation with consumers, that this is the only bank account that comes with a up to a thousand dollars of a Safety Net.

From a peace of mind perspective, it allows us to really take the entire platform and create it into one value proposition for the consumer. We’re super excited about the early adoption and the use case of Safety Net. We go to the next slide. Now, what we’ve realized is that there are multiple models for buy now pay later in the market. I’m sure everybody on the call is aware of a firm, an after pay [unintelligible 00:21:34] and many other great products that are out in the marketplace, they all take a merchant-centric approach where they’re tethered to the shopping cart of the merchant.

We’ve taken a opposite approach. We’re a fan of the contrarian view, and we believe that when we give customers the option to choose which transactions anywhere MasterCard is accepted is going to be a much more convenient and flexible product from a consumer perspective. The way we’ve built it, anywhere a MasterCard’s available, consumers will be able to choose to pay in four installments. Again, this is in live beta as we speak.

A lot of our customers already have access to it and we’ll make it more widely available towards the later part of this year. As Rick said, none of the benefits from a financial perspective are included in the financial projections we’re showing you until 2023. You go to the following page, we’re super excited about Game Plan, and we’ll talk to you more about it in a second, but really, it allows us to understand customer intent.

When we understand customer intent, we can play back to the customers the optimal basket of financial and non-financial products that they ought to have. It also extends our lifetime value. It makes our conversations with our customers much richer. It makes it more three-dimensional. We’re not just talking and talking to them about a loan or investment product, but we’re actually talking to them about how they want to live their lives. If you think about all the things we’re saying from a strategy perspective to become a daily destination, to engage our customer 60, 90, 120 seconds on a daily basis, Game Plan allows us really to engage them.

We know what their goals are. We know when they want to take certain actions, and then we can take the power of our marketplace, over 120 marketplace participants to show exactly the right basket of financial product that they ought to be consuming. That’s the introduction into the MoneyLion journey. I’m going to pause there and turn it over to Tim Hong, our Chief Product Officer to walk you through a very exciting inside-the-hood look of our product.

Tim Hong: Would you like to go through-- [crosstalk]

Dee: Sorry about that. Before we turn it over to Tim, you’ll see that from just a product perspective, MoneyLion has the opportunity really to drive the next phase of FinTech. FinTech 1.0 was the MoneyLion product. In the mid 2010s, we saw that the MoneyLion product was a cheaper insurance quote. It was a personal loan, it was a mortgage, it was the ability to trade stocks. It was a MoneyLion transactional relationship with the customer. It really had no impact on the incumbents. FinTech 2.0 is where a lot of the players are today. They’re just starting to think about the adjacency products. They’re just starting to think through the orthogonal products.

Again, this has limited impact on the money center banks and the capital ones and the Wellses, chases of the world. Where MoneyLion is already playing is in FinTech 3.0, which is the consumer marketplace. We talked about Game Plan. We have the user at their intent cycle, and that is incredibly powerful. We know exactly what they want to do, and we have the financial products to make it happen. We have the financial products to give them the solutions really to drive that from an impact perspective. Consumer advice platform with all of the financial accounts working on a first party basis, as well as a third party basis is our take on FinTech 3.0, and we’re the players that will be driving that successfully here right now, as well as into the projection period here.

If you go to the next page, we’re disarming people’s fear of their finances. We’re marrying people’s real lives with their financial lives. Real lives, buying a car, gig work, affording a vacation, crypto investing, am I doing the right thing for my pets, with my family? I think the fact of the matter here is that finance is just the implementation layer, we want to be the platform. Once we know the intent of the consumer, we’ll be able really to drive the outcomes to the customers. We want to be the platform where people can jot down their dreams and their aspirations.

If you go to the next page, you’ll see that in the market today, no one has really nailed social and finance. We’re very close and we’re going to be doing it. From an automated and personalized perspective, our feed is now powered by the customer’s own data, the avatar and the profile data. Our partner product marketplace is incredibly rich with over 120 partners. As more and more users use MoneyLion, our ability to take the content network and matching algorithm and make it even better will be better than no one. Again, as no one has really nailed social and finance, we’re close and we’re about to do it.

That’s the exciting part to entering MoneyLion’s story at this point when we’re taking the company public. Now, I’d like to turn it over to Tim Hong to actually show you the daily destination in action. Take it over, Tim.

Tim: All right. Thanks, Dee. As Dee mentioned, we’re well on our way to FinTech 3.0. I’m really excited to go through our latest releases, including some that you’re getting a sneak peek at before really anyone else. To give you a sense of our momentum, these new products are all new over the last six months. Let’s jump in. At the center of every MoneyLion customer’s experience is that they feed. It’s a real-time content feed powered by a unified view of a customer based on their finances, credit, behaviors and more. It’s a daily destination that changes as the customer changes, serving up content personalized for their circumstances.

Here, I get a spending insight around how much I spend on gas. I might get content around the bills that I’ve paid over the last 30 days. Ways to save on those bills for our marketplace partner offers. I’m notified of any fees that other banks might want to look into. I’ll get things like video content on our products, like Safety Net or our investment strategies. Product education is also really key for us, whether it’s first-party products like Instacash, but also upcoming promotions like limited-time boosts and our $1 million crypto prize pool. I get details potentially on recurring bills, payment reminders and much, much more.

At the end of the day, we’re using rich data to marry content from both our team and third parties with precise targeting to create a virtuous feedback loop of engagement. If our data and models indicate that it might be in the market for a large purchase, we’ll make sure we’re helping you achieve that. Really, it’s a real-time content fee. There’s also things like money trivia. This is a great way that our customers have gotten a chance to learn something fun about money, but then there’s also engaging mechanisms like rewards and streaks so we can continuously be building habits in our customers.

More and more, we’re finding that things like purchase data help MoneyLion understand not just the customer’s interests, but also the goals. The day feed helps us engage our customers every day in what matters to them. Ultimately, we have such rich data because we surround the customer with the financial products and advice that they need to spend, save and earn. Together, these products empower our customers to manage their today finances as well as their tomorrow finances. With RoarMoney, we’ve built the only full-featured bank account that gives hardworking Americans financial peace of mind.

We do that with Safety Net, a feature that brings together RoarMoney, Instacash and our wealth products so customers can cover unexpected expenses. Here’s how it works. We’ve seen tremendous payment volume growth with the RoarMoney debit card that’s been driven by customers depositing their paychecks directly into the account. When they do that, customers unlock instant cash, giving them access to 0% APR cash advances of up to $1,000. For instance, let’s say I have a bill that I need to pay today in order to avoid expensive late fees but I don’t have enough funds and I don’t get paid till later in the month. Normally, I’d be stuck, but my Safety Net is there for me.

With Instacash, I can instantly refill my RoarMoney balance just in a few taps and use my RoarMoney card to pay my bills. That Instacash will then come out of my next paycheck to at 0% interest. I can also build my Safety Net with round ups. With every purchase on my RoarMoney debit card, we round up the remainder to the nearest dollar and transfer it instantly to a customer’s investment account. With every purchase, our customers also increase their rainy day fund. I’m really excited to preview one of our latest product releases, our buy now pay later product.

This is a gamechanger for our customers. They get the control of the debit card with the payment flexibility of a credit product. With it, our customers can take any purchase and instantly finance it over four equal installments. I can take any of these recent purchases, select it, and I’ll get the funds today and be able to pay it back over the next few months.

I can pick this purchase from Nathan Sports or REI and just in a few taps, be able to finance it over four equal installments. We’ve released this to beta customers and seen incredible adoption rates.

They’ve loved the flexibility it provides. Customers can finance any transaction where MasterCard is accepted. Our buy now pay later product is not just for ecommerce purchases, but also brick and mortar purchases as well. As mentioned, this is in beta right now, we’re looking forward to releasing it later in 2021. We think it’s gonna be a real blockbuster. Finally, I’m really excited to give you a sneak peek at our new crypto account which we’re excited to announce is launching today. MoneyLion’s core mission is to democratize financial access and advice, and for our customers, there’s nothing in greater demand than cryptocurrency is.

Our customers told us loud and clear, they want easy ways to participate in the crypto economy and pathways to become more educated about this emerging asset class. In this sneak peek, you can see that I can buy and sell with just a few taps. Here I’ve chosen Bitcoin, $10, and I can confirm, and there you have it. I’ve just bought $10 of Bitcoin. I can also check out the latest news. For instance, I can scroll down, check out this recent article. I can make sure I stay on top of trends and make sure I’m educated. Finally, I’m excited to announce that MoneyLion is the first to offer crypto roundups for the everyday American.

Now, with a few taps, I can switch my roundups from my investment account to Bitcoin. With every purchase, my spare change will be invested in Bitcoin. We’re really excited to offer this to our millions of users. That’s a tour of MoneyLion and what’s new in the last six months. We provide personalized content to engage our customers every day and access the financial products that rewire banking. Also, that MoneyLion is a daily destination for our customers. With that, I’ll hand it back to Dee.

Dee: Thanks, Tim. Awesome. We go to the next page. We are super excited about just our ability to continue executing on our strategies. As you think about MoneyLion today, there’s significant upside from scaling, proven products and strategies. This management team, we’ve worked together for a long time. We’ve brought to market multiple features and products and we’ve built them into 30-plus million dollar era businesses.

This moment of MoneyLion going into the public markets under the ticker ML is an exciting one, but it’s really an opportunity to even further expand or scale. We’re going to continue penetrating an enormously large target addressable market. 90 million plus Americans really need MoneyLion’s products. Every hard working American household, we are a utility for them and we’re a must-have product. We’re going to continue increasing the top of the funnel, focusing on top-of-the-funnel strategies, we’re going to own our own content.

You saw conversations that we’re having with Kevin Garnett and folks like him to really be the platform where consumers think of getting financial advice, of spending 60, 90, 120 seconds daily.

Over time, from a financial strategy perspective, we’ll continue penetrating that with cross-selling our own first party products, our own financial accounts with those of our third party partners, whether it’s insurance, whether it’s mortgages, whether it’s credit cards, whether it’s non-financial products like travel, or, “Should I buy those sneakers or should I buy that plasma stream?” When we think about financial advice, it transcends just investment advice for how I save, but rather, how I consume as well. The big strategy and the big idea here is once we have a multi-million user base that are using our financial products, we actually have the opportunity to move from a platform of financial products to actually being an aggregator of consumer choice.

That idea really ties in and aligns with wanting to become that daily destination. If you go to the next page, it behooves us to say that, in Disrupting FinTech, we believe that most of the value creation that will happen at MoneyLion will be for the benefit of public market investors. There’s some great examples in the private markets of really large valuations and a lot of value creation for private market investors.

The SPAC product makes a lot of sense for us, because it allows us to accelerate becoming that iconic American brand, really investing in go-to-market strategies, and in doing so, we will build a lot of shareholder value for our public market investors. With that, I hope you enjoyed the demo. I’m going to pause there very quickly and turn it over to my colleague, Rick Correia to give us an update on the revised financial projections, and how MoneyLion makes money and how it all comes together from a business equation perspective.

Rick: Great. Thanks, Dee. The benefit of our integrated platform approach is that we have a diverse revenue profile. We have multiple monetization engines where we create value in a customer-friendly way. We report across four segments. The first is payments. This is our RoarMoney platform. This is where our users benefit from being our bank platform while we monetize through merchant-paid user interchange. The merchant-paid interchange represents the overwhelming majority of our payments, revenue, however, we also have ancillary revenue from out-of-network ATM fees, as well as normal admin fee.

The second and largest segment for us is our fee segment. It’s made up of Instacash and Credit Builder Plus. The Instacash product is where we are attacking that overdraft fee pool so our customers can help avoid those excessive recurring bank charges while we monetize through the instant transfer convenience fee. Our customers are using the Instacash product five to eight times a month at this point. The use case is at around 70% of the time, they need access to their funds instantly. They’re checking out for groceries. They’re filling up at the pump.

They need the convenience of being able to have access to their salary advance within the next 15 seconds. For that, they’ll pay us that instant transfer convenience fee. That’s happening about 70% of the time. The remaining 30% of the time, the customer has the use case where they’re waiting till the next day and they’re getting their access to cash proceeds for free. The other part of the fee segment is the Credit Builder Plus product. There is nothing like this product in the market place.

It’s the only product that allows a customer to get access to cashflow while at the same time, being able to improve their credit score. It’s an amazing program that’s built into a membership construct where the customer’s getting access to a bank account, an investment account, access to that Credit Builder I just described, as well as our full-feature set in terms of roundups, and a unique rewards program that allows the customer to earn rebates against their monthly membership fee. The third segment is advice. This is our fastest growing segment, and this is where we’re taking advantage of our knowledge of the customer through the volume of data that we’re acquiring around them.

What it allows us to do is taking our deep data driven understanding of a customer’s inflection points to be able to offer them those third party financial and non-financial products that Dee was discussing earlier. That makes up the majority of the advice segment, however, some customers will also to take our investment product on a standalone basis. For that, they’ll pay us a nominal fee. Again, the bulk of the revenue from advice is coming from our affiliate segment. Again, third party companies are paying us referral or affiliate fees. The fourth and the smallest segment for us, frankly, is the interest segment. As I mentioned, we have a Credit Builder Plus program that includes loan. For that, our customers will pay us interest.

This only represents about 4% to 6% of our overall revenue mix, because, we’re far more focused on helping our customers get access to better financial products and monetizing through these other mechanisms versus just through interest margin. Stepping down, looking at our revenue mix from a forward-looking revenue mix perspective, we’re going to continue to be paid for helping our customers with daily transactions and avoiding those excessive bank charges, and being able to offer them that Credit Builder Plus program. This will result in a nearly 350 million fee business in 2023, and will continue to represent about 65% of the overall revenue mix.

However, the power of the platform is the correlation between fees, advice and payments. This is where we’re the beneficiary of strong user growth. As we continue to be able to give our customers access to third party financial and nonfinancial products, we’re going to see advice scale to about 15%. As we continue to deepen our bank relationship with our customer, we’ll see payment scale from Q2 to about 16% over the next 12 to 24 months. We talked about it a couple times in terms of just the upside to our ’22 estimates on the next slide.

As mentioned earlier, we have not included crypto or buy now pay later in our ’21 or our ’22 estimates, even though we’ve included all of the expenses to bring them into the marketplace. We’ve only started to layer in a small amount of revenue coming from crypto and buy now pay later into 2023. Again, we believe that the products are going to be scaling aggressively over the next kind of 12 months and will contribute to revenue, but that represents an upside potential within our overall financials.

I’ve also mentioned that we have two key strategic M&A-focused areas where the financial upside from those are also not included within our financials, but they will help us to continue to ground up the overall offering, immersing customers in engaging content, and being able to connect them with substantial offers from affiliates for both financial and non-financial products. Looking at our marketing mix, our marketing mix budget is roughly 65% for performance marketing, that includes the Facebooks, the Googles, Snaps, Twitter, etcetera. For us, that is a very efficient funnel, that formula works incredibly well for us, but we get significant leverage by spending about 15% of our budget currently on brand.

That’s what’s driving that 60-plus percent organic growth that Dee referred to earlier. Given the success that we’ve seen and given the increase and focus around immersing our customers in content with influencers and sponsorships and videos and podcasts, we’re going to be increasing that brand spend 2X to about 30%. While these two components give us a very efficient conversion from our kind of our top of funnel, our real secret ingredient actually sits within other marketing costs, which is data.

What data allows us to do is not only have an efficient conversion from a top of funnel into active users, but it allows us to create a personalized experience for each user, and it unlocks that affiliate revenue as we make those relevant third party financial and nonfinancial product offers to our customers. Lastly, with respect to CAC, we continue to see great outcomes with CAC. It ranges from anywhere from $12 to $18 historically, and what you’ll see is, that’s a great outcome for us, and while our marketing team continues to generate those great outcomes and driving our CAC down quarter over quarter, it’s only that as an outcome, it’s not the KPI that we focus on in terms of driving growth.

We have modelled $40 CAC going forward over the next 12 to 24 months that gives our marketing team significant headroom to continue focusing on growth, even though we’ve seen our CAC month over month, quarter over quarter come down. Looking at this slide in terms of our attractive covert union economics, what you’ll see is, we’ve pulled out an excerpt from January 2020, and we didn’t choose this because it was some kind of random high performing cohort, in fact, every cohort since this has actually outperformed. We’ve extracted this because it’s a mature cohort, and what it demonstrates is that we’re able to acquire users, this user set for about $1.2 million.

We had a three-month payback period, as you can see, but then, what happens is, the power of our platform is that we’re able to generate economic brands going out the next 12 to 15 months as we continue to just cross-sell our existing users to existing products, expanding ARPU significantly over the measurement period. What that demonstrates is our ability to grow strong revenues and have margin expansion as we’re cross-selling those other products.

If you step down to the next slide, one of the things that we’ve been very proud of is the outperformance quarter over quarter. What you’re all seeing is our year over year performance has been well in excess of 100% for both revenue and gross profit. What you’ll see is, we’re currently projecting within 2023 to be profitable. Now, as we continue to see performance around our unit economics and growth, we may choose to push out that break even inflection point to continue to drive growth at the levels that we’re seeing today. Lastly, if we look at our net revenue in contribution margin growth, what these two charts tell you is that we’re able to grow growth both fast and profitably.

What you’re seeing is that we were able to do that because we invested heavily in building a platform that did not just solve one customer problem, but solved many customer problems. With that, we were able to drive that gross profit margin from 60% exiting Q2 to what’ll be under just under 80% in 2023. This is driving significant momentum in our business that we’re highly competent around, including the increased guidance that we’ve set forth for ’21, ’22 and ’23. With that, I’ll turn it back over to Cody for the final segment of the event.

Cody: Hey, thanks, Rick. Appreciate that. We do have time for a few questions, so we will move to that portion now. First question is about your new crypto offering. Why did you all decide to offer crypto roundups?

Dee: Yes, so, Cody, thanks for that question. I’ll take it off. Then I’ll ask Tim Hong as well to chime in with his take given how close he’s been to the product development there. We’ve looking at our customer segment’s use of crypto for many years. What we’ve seen is that, at the end of the day, only 14% of Americans have ever actually purchased cryptocurrencies. If you go back to the north star, our mission of creating financial access for hardworking Americans, we thought about, “How do we actually allow just really easy ways to explore cryptocurrencies, in the process, understanding the volatility that’s inherent in cryptocurrencies.”

The best way we saw and from our perspective to do that was to make it part of everyday transactions, dollar cost average, that’s the safest way for our customer segment to really drive the understanding of cryptocurrencies and actually make it part of the daily engagement with the platform. Tim, I’ll turn it over to you as well.

Tim: Just to echo what Dee mentioned, I mean, it starts with our philosophy about how guide and provide advice to our customers. When we launched our investment platform years ago, we decided that a managed investment account that simplifies investment decisions for customers was ultimately what customers want in terms of both education and being able to get started. When we look at our customers and how they want to get started in Bitcoin, that dollar cost averaging approach with small amounts helps them get involved, helps them attract the market and get engaged, but puts them in a great position from their funds and making sure that they’re accessing Bitcoin in a responsible way.

Cody: Okay, great. Thank you. Second question is about marketing spend and your CAC. Can you please tell us more about how you plan to scale the MoneyLion marketing budget? Where will you deploy the dollars, and what gives you confidence you can scale your budget without blowing out your CAC?

Dee: Yes, for the most part, I’ll kick it off and I’ll ask Rick to offer his viewpoints, but for the most part, the user growth in MoneyLion is a Testament to the product market fit. We’re actually seeing over 60% of our new users come through organic channels. What that tells us is that the referrals, word of mouth, blog, SEM, SEO are really driving the value proposition of MoneyLion. We talked about the platform approach, really the demand for MoneyLion is driven by the American consumer labor market themes.

It positions us well for increasing transaction payment volume. If you think about, just that really makes it a must-have product for a significant segment of the population, and that’s what’s driving our growth and we feel really good that now we’re at an inflection point to be able to use the proceeds from this transaction to further make investments and go-to-market strategies to drive the awareness of that platform approach.

Rick: What I would add is, the question in terms of the spend, we’ll do about 40 million of spend this year on marketing, now that’ll step up to about 80 million in 2022, and over 100 million in 2023. I think when you look at what we have been forecasting, that even though we have had our CAC coming down quarter over a quarter, one of the things that we have focused on is growth. As a result, we’ve modeled out a $40-CAC going out over the next 24 months, which gives us significant headroom versus our current CAC actual spend to continue to focus in driving that growth over the next 24 months.

Cody: Great. Thanks, Rick. Next question is about how M&A factors into your growth strategy, how you think about it versus investing in organic growth, just given that your organic strategy ROI is high.

Dee: Rick, why don’t you take that one as well?

Rick: Yeah, absolutely. It’s actually a great clarifying question, which is, the runway that we have is substantial in terms of our core offering. Our focus on the M&A side isn’t really about on the one side, one focus area, is around just immersing the customer in content. Think about that as us really adding more engaging content to the platform to be available for our customers, and that’s one focus area for us. The other is around connectivity. It’s about taking the 100 and plus affiliate connection that we have today and multiplying that with select M&A opportunities. For us, it really is kind of about that functional expansion and content expansion versus a specific product, M&A opportunity.

Cody: Right. Thanks, Rick. Another question came through, and its, gig workers are being introduced to a variety of quasi banking options through their “employers”. How do you specifically market to them to instead come to MoneyLion? Is there more functionality on the product roadmap?

Tim: Yes. Maybe I’ll take that one. I think what we’ve seen is that we already have an extremely strong cohort of folks that either on a part-time or full-time basis, participate in the gig economy, and I think one of the key behaviors that we see is that consumers in general don’t want to be tied down to one gig economy provider, right? That they are mixing and matching at times, finding the one that works for them and their schedules and what they want to do.

Being able to be a fair third party in that relationship, one that gives customers flexibility to pick and choose and sometimes change their gig economy employers, then gives us a tremendous place in their financial ecosystem. We’re seeing that that is a natural tailwind for us, picking up those customers, and we’re excited that we’re going to continue to double down on that segment and provide products to them.

Dee: Yes. The only thing I would add is, one of our USPS, one of our superpowers is predicting when consumers have money and when they run out of money, variable incomes. As more and more folks are working multiple gigs, they often find that MoneyLion is actually better suited to amalgamate the multiple income streams that are coming in and be able to take into account the volatility or the variability of that income. Sometime, some weeks I may make more in one gig versus the other and vice versa in another week.

Our algorithms are industry-leading in using artificial intelligence to drive that understanding of the user and be able to give them credit whereas other platforms may not be able to. As more and more users use our platform, we’ll continue to expand the lead on our understanding of the variable income of our customer base.

Cody: Great. Thanks, Dee. I think this is going to be our last question and then I’ll pass it back to you. Taking a consumer-centric approach to buy now pay later, what does that mean from a monetization perspective? Is this more of a value driver to acquire customers or is there a different monetization opportunity?

Dee: That’s a great question. Everything we do needs to make the entire platform stronger. One of the interesting things you heard from Rick is, we have a very diversified revenue stream. We’re also relying on advice and recommendations to be the growth driver as you saw in the projection period as well. It’s a combination. Of course, we want buy now pay later to stand on its own feet from a contribution profit margin perspective, and we think that from our underwriting capability as well as some of the associated optional and fees associated with the product, we believe that it will be profitable on its own.

In addition, it has a role to play in making the overall value proposition of the MoneyLion digital bank a strong proposition for our customer base as well. Rick and Tim, you guys could add to that as well if I missed anything.

Rick: Certainly, there is going to be direct unit economics associated with buy now pay later. That’s our DNA in terms of constructing products that can stand on their own. The benefit of the platform approach is that like all of our products, there is synergies between them. Given the approach in the model that we’ve taken where any MasterCard purchase that is done is going to drive our merchant-paid interchange in addition to the direct unit economics that we’re going to receive from buy now pay later.

Then the third element is, of course, there’s a wealth of information that we learn as our customers spend. That’s going to contribute to our data warehouse, and it’s going to contribute to unlocking those affiliate offers that include both financial and non-financial products.

Cody: Great. Thanks, Rick. That does wrap up the Q&A portion. Dee, I’ll turn it back over to you for some concluding remarks.

Dee: Thank you, Cody. We’re super thankful for all of you for your time. Some of the points that I will leave you with is that, due to a combination of our product innovation and where we are with secular tailwinds, MoneyLion’s platform is well-positioned to continue driving financial product innovation. We’re going to drive the narrative of the future of finance. You heard from KG. Really, what’s driving MoneyLion’s growth and continued success here is the dynamics in the labor market and the consumer market. Real wages reflect down year-over-year. They make our Just in Time quite an advanced product and must-have for the majority of the American population.

Similarly, our model of leading with a high-value, low-cost digital banking account, and then nurturing users into higher-margin investing, crypto trading and lending, as well as our AI recommended third-party advice and products creates mutual benefit for MoneyLion’s platform as well as the consumer. We’re looking to build a product that just doesn’t exist in the marketplace. There are great companies like Credit Karma that do part of it and there are great financial apps that do part of it. We’re building it all together where financial lives and real lives are being melded together.

It positions us really well to expand with our users, to graduate our customers. We’re not stopping at crypto, we’re not stopping at buy now pay later. We’re continuing to think about, “What are the products of next year? What are the ways to interact with financial services? Are there social ways to engage with financial services?” We’re building an ecosystem where MoneyLion will be in the financial app, on the web and everywhere consumers are. That’s a really powerful value proposition and strategy from us to really build a lot of shareholder value for public market shareholders. Again, I’ll pause there, I’ll conclude there, and thank you for your time. Thanks for letting myself and our great management team tell you more about our business.

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About MoneyLion

MoneyLion Inc. (“MoneyLion”) is a mobile banking and financial membership platform that empowers people to take control of their finances. Since its launch in 2013, MoneyLion has engaged with over 8.5 million hard-working Americans and has earned its members’ trust by building a full-service digital platform to deliver mobile banking, lending, and investment solutions. From a single app, members can get a 360-degree snapshot of their financial lives and have access to personalized tips and tools to build and improve their credit and achieve everyday savings. MoneyLion is headquartered in New York City, with offices in Sioux Falls and Kuala Lumpur, Malaysia. MoneyLion has achieved various awards of recognition including the 2020 Forbes FinTech 50, Aite Group Best Digital Wealth Management Multiproduct Offering, Finovate Award for Best Digital Bank 2019, Benzinga FinTech Awards winner for Innovation in Personal Finance 2019 and the Webby Awards 2019 People’s Voice Award.

For more information about the company, visit www.moneylion.com. For investor information and updates, visit www.moneylion.com/investors and follow @MoneyLionIR on Twitter.

About Fusion Acquisition Corp.

Fusion Acquisition Corp. (“Fusion”) is a special purpose acquisition company formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses. Fusion was founded by and is led by CEO John James (who also stands behind the global fintech, BetaSmartz, as well as co-founding emerging opportunities investment company, Boka Group), and Chairman Jim Ross (senior advisor to State Street and former Chairman of State Street Global Advisors SPDR ETFs). For more information, visit fusionacq.com.

Forward Looking Statements

This communication includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding MoneyLion’s expectations with respect to the closing of the business combination transaction (the “Business Combination”) between MoneyLion and Fusion; the impacts of the proposed Business Combination, the satisfaction of the closing conditions to the proposed Business Combination, the timing of the completion of the proposed Business Combination and the products and markets and expected future performance and market opportunities of MoneyLion. These statements are based on various assumptions, whether or not identified in this communication, and on the current expectations of MoneyLion’s and Fusion’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of MoneyLion and Fusion. These forward-looking statements are subject to a number of risks and uncertainties, including changes in domestic and foreign business, market, financial, political and legal conditions; the inability of the parties to successfully or timely consummate the proposed Business Combination, including the risk that any required regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the proposed Business Combination or that the approval of the shareholders of Fusion or MoneyLion is not obtained; failure to realize the anticipated benefits of the proposed Business Combination; risks relating to the uncertainty of the projected financial information with respect to MoneyLion; future global, regional or local economic and market conditions; the development, effects and enforcement of laws and regulations; MoneyLion’s ability to manage future growth; MoneyLion’s ability to develop new products and solutions, bring them to market in a timely manner, and make enhancements to its platform; the effects of competition on MoneyLion’s future business; the amount of redemption requests made by Fusion’s public stockholders; the ability of Fusion or the combined company to issue equity or equity-linked securities in connection with the proposed Business Combination or in the future; the outcome of any potential litigation, government and regulatory proceedings, investigations and inquiries; and those factors discussed in Fusion’s final prospectus dated June 25, 2020, Annual Report on Form 10-K/A for the fiscal period ended December 31, 2020 and registration statement on Form S-4, in each case, under the heading “Risk Factors,” and other documents of Fusion filed, or to be filed, with the Securities and Exchange Commission (“SEC”). If any of these risks materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither MoneyLion nor Fusion presently know or that MoneyLion and Fusion currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect MoneyLion’s and Fusion’s expectations, plans or forecasts of future events and views as of the date of this communication. MoneyLion and Fusion anticipate that subsequent events and developments will cause MoneyLion’s and Fusion’s assessments to change. However, while MoneyLion and Fusion may elect to update these forward-looking statements at some point in the future, MoneyLion and Fusion specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing MoneyLion’s and Fusion’s assessments as of any date subsequent to the date of this communication. Accordingly, undue reliance should not be placed upon the forward-looking statements.

Additional Information About the Proposed Business Combination and Where to Find It

The proposed Business Combination will be submitted to stockholders of Fusion for their consideration. Fusion has filed a registration statement on Form S-4 (the “Registration Statement”) with the SEC which includes a definitive proxy statement to be distributed to Fusion’s stockholders in connection with Fusion’s solicitation for proxies for the vote by Fusion’s stockholders in connection with the proposed Business Combination and other matters as described in the Registration Statement, as well as the prospectus relating to the offer of the securities to be issued to MoneyLion’s shareholders in connection with the completion of the proposed Business Combination. The Registration Statement has been declared effective and Fusion will mail the definitive proxy statement and other relevant documents to its stockholders as of the record date established for voting on the proposed Business Combination. Fusion’s stockholders and other interested persons are advised to read the definitive proxy statement / prospectus, in connection with Fusion’s solicitation of proxies for its special meeting of stockholders to be held to approve, among other things, the proposed Business Combination, because these documents contain important information about Fusion, MoneyLion and the proposed Business Combination. Stockholders may also obtain a copy of the definitive proxy statement, as well as other documents filed with the SEC regarding the proposed Business Combination and other documents filed with the SEC by Fusion, without charge, at the SEC’s website located at www.sec.gov or by directing a request to Cody Slach and Alex Kovtun, (949) 574-3860, FUSE@gatewayir.com.

Participants in the Solicitation

Fusion, MoneyLion and certain of their respective directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be participants in the solicitations of proxies from Fusion’s stockholders in connection with the proposed Business Combination. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of Fusion’s stockholders in connection with the proposed Business Combination is set forth in the Registration Statement (and is included in the definitive proxy statement / prospectus). You can find more information about Fusion’s directors and executive officers in Fusion’s final prospectus dated June 25, 2020, filed with the SEC on June 29, 2020. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests is included in the Registration Statement (and the definitive proxy statement / prospectus) and other relevant documents filed with the SEC. Stockholders, potential investors and other interested persons should read the definitive proxy statement / prospectus carefully before making any voting or investment decisions. You may obtain free copies of these documents from the sources indicated above.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of section 10 of the Securities Act, or an exemption therefrom.